Exhibit 21.1

SUBSIDIARIES OF SJW GROUP

Following is a list of the subsidiaries of SJW Group as of December 31, 2024, each of which, unless otherwise indicated, is wholly owned by the Company either directly or through another subsidiary.

Name	Jurisdiction of Organization
San Jose Water Company	California
SJW Land Company	California
Chester Realty, Inc.	Connecticut
Connecticut Water Service, Inc.	Connecticut
The Connecticut Water Company	Connecticut
New England Water Utility Services, Inc.	Connecticut
National Water Utility Service, LLC	Delaware
SJWNE LLC	Delaware
The Maine Water Company	Maine
SJWTX Holdings, Inc.	Texas
SJWTX, Inc., also doing business as The Texas Water Company	Texas
Texas Water Operation Services LLC	Texas
Texas Water Resources LLC	Texas